Exhibit 99.1

Penn West Regains Compliance with the New York Stock Exchange’s

Continued Listing Standard Regarding the Price of its Common Stock

CALGARY, July 4, 2016 /CNW/ – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is pleased to announce that it received notification from the New York Stock Exchange (the “NYSE”) that it has regained compliance with the NYSE’s Continued listing standard regarding the price of its common stock.

On January 4, 2016, Penn West received notification from the NYSE that Penn West had fallen below the NYSE’s continued listing standard, which requires a minimum average closing price of US$1.00 over a consecutive 30 trading day period. Penn West regained compliance at the close of trading on June 30, 2016 since the average closing price of its common stock for the consecutive 30 trading days ended June 30, 2016 and the closing price of its common stock on June 30, 2016 both exceeded US$1.00.

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

PENN WEST, Penn West Plaza, Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3; Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com